

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 23, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Donat R. Leclair, Jr.
Chief Financial Officer
Ford Motor Company
One American Road
Dearborn, Michigan 48126

> **Re: Ford Motor Company**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 1, 2006**
> **File No. 001-03950**

Dear Mr. Leclair:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief